FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2010

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934:

Yes  ☐        No   ☒

If “Yes” is marked, indicate below the file

number assigned to the registrant in

connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

Item 1:	Form 6-K dated May 27, 2010 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/S/ HOSHANG K SETHNA
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: May 27, 2010

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	May 27, 2010

Consolidated Net Revenue grows by 30.5% in FY10 over previous year to Rs. 92,519 crores

Consolidated Profit of Rs. 2,571 crores (Loss of Rs.2505.25 crores in the previous year)

Mumbai, May 27 2010:

Consolidated Financial Results for the year ended March 31, 2010

Tata Motors today reported consolidated revenues (net of excise) at Rs. 92,519.25 crores posting a growth of 30.5% over Rs. 70,880.95 crores in the previous year. There has been strong volume growth both at Tata Motors and at Jaguar Land Rover. The Consolidated Profit before Tax (PBT) for the year was Rs. 3,522.64 crores compared to a Loss before Tax of Rs. 2,129.25 crores. The Consolidated Profit after tax (PAT) for the year was Rs. 2,571.06 crores, a significant turnaround from a loss of Rs. 2,505.25 crores in the previous year. The consolidated financial performance is not comparable to the previous year 2008-09 on account of the acquisition of Jaguar Land Rover in June 2008.

On March 30, 2010, the company has divested its controlling stake (20%) in Telco Construction Equipment Company Ltd. The resultant profit of Rs 1057.92 crores is included in other income.

Tata Motors has reported a Basic Earnings Per Share (EPS) of Rs. 48.64 in 2009-10 for its consolidated operations in 2009-10 as against a Loss Per Share of Rs. 56.88 in 2008-09.

Tata Motors Stand-Alone Financial Results

Financial year ended March 31, 2010

Tata Motors gross revenue for the financial year 2009-10 was Rs. 38,364.10 crores (2008-09: Rs. 28,568.21 crores).

The revenues (net of excise) at Rs. 35,593.05 crores representing a growth of 38.9% over Rs.25,629.73 crores in the previous year. The PBT for the year is Rs. 2,829.54 crores, an increase of 179.1% over Rs. 1,013.76 crores previous year. The PAT for the year is Rs. 2,240.08 crores, an increase of 123.7% over Rs. 1,001.26 previous last year (after exceptional item of a loss of Rs.850.86 crores recognized on redemption of preference shares by TML Holdings Pte Ltd, Singapore, a wholly owned subsidiary of the company)

Volume recovery led by introduction of new products and strong continued growth in the existing portfolio, continued focus on cost efficiencies and price increases undertaken by the company to combat strengthening commodity prices aided the company to grow realizations and deliver double digit operating margin of 11.74%. Operating profit (EBITDA) came in at Rs. 4,178.28 crores in FY 2009-10 compared with Rs. 1,752.44 crores in the previous year.

Overall economic recovery, a benign liquidity environment along with government stimulus has driven domestic demand revival during the current year. In the domestic market, company’s commercial vehicles sales increased by 41% to 373,842 units leading to a market share of 64.2%, up from 63.8% of last year. The growth was well supported by both the Medium and Heavy Commercial Vehicles and the Light Commercial Vehicles which grew by 36.5% and 44.4% respectively. During the year, the company launched and started sales of the Prima range of globally benchmarked Heavy Trucks. A number of variants from the Ace family were also introduced. Passenger Vehicles, including Fiat and Jaguar and Land Rover vehicles distributed in India, grew by 25.3% in the domestic market to 260,020 units. The market share for Tata passenger vehicles for the period stood at 12.4%. The company launched the new Indigo Manza and the Sumo Grande MK II during the second half of the year which improved company’s market position in H2 compared with H1 in these segments. The company also ramped up the production of the Nano at the plant in Uttarakhand, and delivered 30,763 units of Nano during the year. Along with Fiat, the company has a joint market share of 13.7% in the industry. The company has planned several new product launches in the near future to defend and improve its market position.

Subsidiary Highlights

We are pleased with the performance of the Jaguar Land Rover business which turned profitable for the year ended March 31, 2010 reporting a Profit before Tax of GBP 32 million. The financial results are not comparable over the previous year where the business was under the company’s ownership for the 10 month period from June 2, 2008 – March 31, 2009. With the positive market reception of the enhanced product range in an improved market environment as well as continued cost reduction efforts, the business was able to show sustained quarter on quarter improvement towards solid profitability in Q3 and Q4 of FY10. During the year the company put in place a long term financing plan including the drawdown of GBP 340 million EIB loan and syndication of inventory financing.

Wholesale volumes for FY 2009-10 were 193,982 units compared with sale of 167,348 units in the 10 month period
June’08 – March’09. Both Land Rover and Jaguar launched the updated 2010 Model Year products (Range Rover, Range Rover Sport, Discovery 4, XF and XK) to critical acclaim with the respective wholesale sales for the year coming in at 146,564 units and 47,418 units. Jaguar Land Rover retail sales improved favorably in the second half of the year, after addressing the effects of the global economic turndown and launching new model year products. There was strong recovery in the UK where Land Rover retail sales were up 25% year on year. The Jaguar XF improved in the UK by 28% year on year. China also continued to show significant growth for JLR with Jaguar growing by 38% and Land Rover 55% year on year.

Tata Daewoo Commercial Vehicles Company Limited, company’s subsidiary based in South Korea, continued to see improvement in domestic demand while exports came under pressure resulting in overall sales decline of 4% over the previous year. Tata Motors Finance Limited, the company’s captive financing subsidiary reported net profit of Rs. 44.16 crores and improved its NPA performance through better collection efficiency.

Dividend

The Board of Directors has recommended a dividend of Rs.15/- per Ordinary share and Rs.15.50 per ‘A’ Ordinary share each for the financial year 2009-10 (2008-09: Rs.6/- for Ordinary share and Rs. 6.50 for ‘A’ Ordinary share). The dividend is subject to approval of shareholders; tax on the dividend will be borne by the Company.

The Audited Financial Results for the financial year ended March 31, 2010, are enclosed.

News Release - 2	May 27, 2010

Audited Financial Results - Standalone

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2010

				Year ended March 31,
	Particulars			2010	2009
(A)
1	Vehicle Sales:(in Nos.) (includes traded vehicles)
	Commercial vehicles			373842	265373
	Passenger cars and Utility vehicles			260020	207512
	Exports			34109	33536

				667971	506421

2	Vehicle Production:(in Nos.)
	Commercial vehicles			402112	286590
	Passenger cars and Utility vehicles			218649	201926

				620761	488516

(B)				(Rupees Lakhs)
1	(a)	Sales / Income from Operations		3814483	2826150
		Less: Excise Duty		277105	293848
		Net Sales / Income from Operations		3537378	2532302
	(b)	Other Operating Income		21927	30671
		Total Income from Operations		3559305	2562973
2	Expenditure
	(a)	(Increase) / Decrease in stock-in-trade and work-in-progress		(60663)	23804
	(b)	Consumption of raw materials and components		2039260	1618768
	(c)	Purchase of products for sale		451323	218032
	(d)	Employee cost		183613	155139
	(e)	Depreciation and Amortisation		103387	87454
	(f)	Product development expenses		14403	5117
	(g)	Other expenditure		601998	460494
	(h)	Amount capitalised		(74054)	(88508)
	(i)	Total		3259267	2480300
3	Profit from Operations before Other Income, Interest and Discounting Charges and Exceptional Items [1-2]			300038	82673
4	Other Income			185345	92597
5	Profit before Interest and Discounting Charges and Exceptional Items [3+4]			485383	175270
6	Interest and Discounting Charges
	(a)	Gross interest and discounting charges		148351	107310
	(b)	Interest income / Interest capitalised		(37967)	(39942)
	(c)	Net interest and discounting charges		110384	67368
7	Profit after Interest and Discounting Charges but before Exceptional Items [5-6]			374999	107902
8	Exceptional items
	(a)	Exchange loss (net) on revaluation of foreign currency
		borrowings, deposits and loans given		(6959)	(6526)
	(b)	Loss on redemption of investment in preference shares held
		in a wholly owned subsidiary company (Refer note 5 below)		(85086)	—
9	Profit from Ordinary Activities before tax [7+8]			282954	101376
10	Tax expense			58946	1250
11	Net Profit from Ordinary Activities after tax [9-10]			224008	100126
12	Extraordinary Items (net of tax expense)			—	—
13	Net Profit for the year [11-12]			224008	100126
14	Paid-up Equity Share Capital (Face value of Rs. 10 each)			57060	51405
15	Reserves excluding Revaluation Reserve			1437024	1169103
16	Earnings Per Share (EPS)
	A.	Ordinary Shares
	(a)	Basic EPS before and after Extraordinary items	Rupees	42.37	22.70
	(b)	Diluted EPS before and after Extraordinary items	Rupees	38.99	20.83
	B.	‘A’ Ordinary Shares
	(a)	Basic EPS before and after Extraordinary items	Rupees	42.87	23.20
	(b)	Diluted EPS before and after Extraordinary items	Rupees	39.49	21.33
17	Debt Service Coverage Ratio (No. of times) (Refer note 6(a) below)			1.25
18	Interest Service Coverage Ratio (No. of times) (Refer note 6(b) below)			5.73
19	Public Shareholding
	A.	Ordinary Shares
	-	Number of Shares		258771084	203174623
	-	Percentage of shareholding		51.11%	45.17%
	B.	‘A’ Ordinary Shares
	-	Number of Shares		30241415	10093011
	-	Percentage of shareholding		47.12%	15.73%
20	Promoters and promoter group Shareholding
	A.	Ordinary Shares
	(a)	Pledged/Encumbered
	-	Number of Shares		45000000	61250000
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)		24.02%	32.63%
	-	Percentage of shareholding (as a % of the total share capital of the Company)		8.89%	13.62%
	(b)	Non-encumbered
	-	Number of Shares		142376876	126483595
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)		75.98%	67.37%
	-	Percentage of shareholding (as a % of the total share capital of the Company)		28.11%	28.11%
	B.	‘A’ Ordinary Shares
	(a)	Pledged/Encumbered
	-	Number of Shares		—	—
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)		—	—
	-	Percentage of shareholding (as a % of the total share capital of the Company)		—	—
	(b)	Non-encumbered
	-	Number of Shares		33934959	54082644
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)		100.00%	100.00%
	-	Percentage of shareholding (as a % of the total share capital of the Company)		52.88%	84.27%

Notes:-

1)	Figures for the previous year have been regrouped / reclassified wherever necessary.

2)	(a)	Total Income from operations for the year ended March 31, 2009 included: (i) Rs. 13883 lakhs towards transfer of technology to its subsidiary company; and (ii) Rs. 5074 lakhs towards gain on buyback of Foreign Currency Convertible Notes and Convertible Alternative Reference Securities.

	(b)	Other income for the year ended March 31, 2010 includes profit of Rs. 180112 lakhs (Rs. 52027 lakhs for the year ended March 31, 2009) on sale of its investments [including profit on sale of shares in Telcon (refer note 3 below)] and dividend from subsidiary companies Rs. 762 lakhs (Rs. 30734 lakhs for the year ended March 31, 2009).

3)	During the quarter ended March 31, 2010, the Company has sold 20% stake in Telco Construction Equipment Company Ltd (Telcon) to Hitachi Construction Machinery Co. Ltd. The Company now holds 39.75% stake in Telcon.

4)	On March 23, 2010, the Company offered to Non-U.S. Noteholders of 0% FCCN JPY 11,760 million (due 2011) and 1% FCCN USD 300 million (due 2011), an option to convert their Notes into Ordinary Shares during a limited offer period. During this period, as per the terms of Invitation Memorandum, Noteholders could opt to receive shares at enhanced conversion terms. Noteholders representing 93% of the JPY Notes (i.e. JPY10,710 million) and 76% of USD Notes (i.e. USD 229.63 million), outstanding prior to the offering, opted to convert their Notes into Ordinary Shares. As a result, the company has allotted 26.64 million Ordinary Shares to the Noteholders, who exercised the option.

5)	During the quarter ended March 31, 2010, TML Holdings Pte Ltd, Singapore, a wholly owned subsidiary of the Company, has redeemed preference shares of the face value of USD 195.1 million at a discount of USD 189.2 million. Consequent to the redemption, the Company has recognized a loss of Rs. 85086 lakhs.

6)	(a)	Debt Service Coverage Ratio = (Profit from Ordinary Activities before tax + Interest on Long-term Loans) / (Interest on Long-term Loans + Repayment of Long-term Loans during the year)*

	(b)	Interest Service Coverage Ratio = (Profit from Ordinary Activities before tax + Interest on Long-term Loans) / Interest on Long-term Loans*

* For the purpose of the computation, loans having original maturity of more than 360 days are considered as Long-term Loans.

7)	In October 2008, the Company decided to move the Nano project from Singur in West Bengal to Sanand in Gujarat. Based on management’s assessment, presently no provision is considered necessary to the carrying cost of building at Singur.

8)	The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Accounting Standard 17 on Segment Reporting, as specified in the Companies (Accounting Standards) Rules, 2006, are considered to constitute one single primary segment.

9)	Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended March 31, 2010 :

Complaints	Opening Balance	Received	Resolved	Closing Balance
Rights Issue related	1	5	6	—
Others	101	81	181	1

10)	Public Shareholding of Ordinary Shares as on March 31, 2010 excludes 11.89% (13.10% as on March 31, 2009) of Citibank N.A. as Custodian for Depository Shares.

11)	The Board of Directors has recommended dividend of Rs. 15/- per ordinary share of Rs. 10/- each and Rs. 15.50 per ‘A’ ordinary share of Rs. 10/- each for the financial year 2009-10 (Previous year Rs. 6/- per ordinary share and Rs. 6.50 per ‘A’ ordinary share), subject to approval of the Shareholders. Tax on dividend will be borne by the Company.

12)	The Statutory Auditors have carried out an audit of the results stated in (B) above for the year ended March 31, 2010.

The above Results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on May 27, 2010.

Tata Motors Limited

Ratan N Tata
Mumbai, May 27, 2010	Chairman

Audited Financial Results - Consolidated

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2010

				(Rs. in Lakhs)
				Year ended March 31,
	Particulars			2010	2009
1	(a)	Sales / Income from Operations		9494162	7352486
		Less: Excise Duty		304817	321236
		Net Sales / Income from Operations		9189345	7031250
	(b)	Other Operating Income		62580	56845
		Total Income from Operations		9251925	7088095
2	Expenditure
	(a)	(Increase) / Decrease in stock-in-trade and work-in-progress		(114867)	79304
	(b)	Consumption of raw materials and components		5410554	4025338
	(c)	Purchase of products for sale		853852	697822
	(d)	Employee Cost		875177	729742
	(e)	Depreciation and Amortisation		388713	250677
	(f)	Product development expenses		49820	34775
	(g)	Other expenditure		1825043	1800122
	(h)	Amount Capitalised		(459250)	(463883)
	(i)	Total		8829042	7153897
3	Profit / (Loss) from Operations before Other Income, Interest and Discounting Charges and Exceptional Items [1-2]			422883	(65802)
4	Other Income			179312	79896
5	Profit / (Loss) before Interest and Discounting Charges and Exceptional Items [3+4]			602195	14094
6	Interest and Discounting Charges
	(a)	Gross interest and discounting charges		279764	246291
	(b)	Interest income / Interest capitalised		(55793)	(53201)
	(c)	Net interest and discounting charges		223971	193090
7	Profit / (Loss) after Interest and Discounting Charges but before Exceptional Items [5-6]			378224	(178996)
8	Exceptional Items
	(a)	Exchange (loss) / gain (net) on revaluation of foreign currency borrowings, deposits and loans given		8447	(33929)
	(b)	Others (Refer Note 5 below)		(34407)	—
9	Profit / (Loss) from Ordinary Activities before tax [7+8]			352264	(212925)
10	Tax Expense			100575	33575
11	Net Profit / (Loss) from Ordinary Activities after tax [9-10]			251689	(246500)
12	Extraordinary items (net of tax expenses)			—	—
13	Share of Minority Interest			(3033)	1148
14	Profit / (Loss) in respect of investments in Associate Companies			8450	(5173)
15	Net Profit / (Loss) for the year [11+12+13+14]			257106	(250525)
16	Paid-up Equity Share Capital (Face value of Rs.10 each)			57060	51405
17	Reserves excluding Revaluation Reserve			745015	531584
18	Earnings Per Share (EPS)
	A.	Ordinary Shares
	(a)	Basic EPS before and after extraordinary items	Rupees	48.64	(56.88)
	(b)	Diluted EPS before and after extraordinary items	Rupees	44.65	(56.88)
	B.	‘A’ Ordinary Shares
	(a)	Basic EPS before and after extraordinary items	Rupees	49.14	(56.88)
	(b)	Diluted EPS before and after extraordinary items	Rupees	45.15	(56.88)

Notes:

1)	Figures for previous year have been regrouped / reclassified wherever necessary, to make them comparable.

2)	On June 2, 2008, the Company acquired from Ford Motor Company, Jaguar Land Rover business. The financial results for the year ended March 31, 2009, include the results of the operations of Jaguar Land Rover business for the period June 02, 2008 to March 31, 2009. The financial results for the year ended March 31, 2010, are not comparable to this extent, with the previous year.

3)	Other income for the year ended March 31, 2010 includes profit (net) of Rs 175154 lakhs (Rs. 71816 lakhs for the year ended March 31, 2009) on sale of investments [including profit on sale of shares in Telcon (refer note 4 below)].

4)	During the quarter ended March 31, 2010, the Company has sold 20% stake in Telco Construction Equipment Company Ltd (Telcon) to Hitachi Construction Machinery Co. Ltd. Consequently, w.e.f. March 30, 2010, Telcon is accounted for as an associate in the consolidated financial statements.

5)	For the year ended March 31, 2010, Exceptional Items - others mainly consist of (a) employee separation cost of Rs. 19112 lakhs of Jaguar and Land Rover and (b) unamortised debt issue cost of Rs. 10504 lakhs written off on prepayment of bridge loan for acquisition of Jaguar Land Rover business.

6)	The tax expense is not comparable with the profit before tax, since it is aggregate of the tax expense appearing in the separate financial statements of the Company and its subsidiaries. This accounting treatment is as per accounting standard AS-21.

7)	The actuarial losses (net) of Rs. 26540 lakhs for the year ended March 31, 2010 (Rs. 145721 lakhs for the year ended March 31, 2009), of pension plans of Jaguar Cars Ltd and Land Rover, UK, have been accounted in “Reserves and Surplus” in accordance with IFRS principles and permitted by AS 21 in the consolidated financial statements. This treatment is consistent with the accounting principles followed by Jaguar Cars Ltd and Land Rover, UK, under IFRS.

8)	Automotive operations of the Company and its consolidated subsidiaries represents the reportable segment, rest are classified as ‘Others’.

Automotive segment consists of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. Others primarily include construction equipment, engineering solutions and software operations.

				(Rs in Lakhs)
			Year ended March 31,
			2010	2009
A		Segment Revenues
		Net sales / Income from Operations
	I.	Automotive and related activity
		- Tata and other brands vehicles / spares and financing thereof	4035929	2860637
		- Jaguar and Land Rover	4934421	3927070
		Less: Intra Segment Eliminations	(8843)	—

		-Total	8961507	6787707
	II.	Others	343796	346559

		Total segment revenue	9305303	7134266
		Less: Inter segment revenue	(53378)	(46171)

		Net segment revenue	9251925	7088095

B		Segment Results before Other Income, Interest, Exceptional items and Tax
	I.	Automotive and related activity
		- Tata and other brands vehicles / spares and financing thereof	375812	95840
		- Jaguar and Land Rover	5384	(177735)
		Less: Intra Segment Eliminations	(977)	—

		-Total	380219	(81895)
	II.	Others	28899	21754

		Total segment results	409118	(60141)
		Less: Inter segment eliminations	(10138)	(5661)

		Net Segment Results	398980	(65802)
		Add/(Less) : Unallocable income	179312	79896
		Add/(Less) : Interest expense	(223971)	(193090)
		Add/(Less) : Exchange (loss) / gain (net) on revaluation of foreign currency
		borrowings, deposits and loans given	8447	(33929)
		Add/(Less) : Exceptional Items - Others (unamortised debt issue cost written off)	(10504)	—

		Total Profit / (Loss) before Tax	352264	(212925)

			As at March 31,
			2010	2009
C		Capital employed (segment assets less segment liabilities)
	I.	Automotive and related activity
		- Tata and other brands vehicles / spares and financing thereof	2292991	2201948
		- Jaguar and Land Rover	1940380	1511534
		Less: Intra Segment Eliminations	(977)	—

		-Total	4232394	3713482
	II.	Others	76456	192305

		Total Capital employed	4308850	3905787
		Less: Inter segment eliminations	(28771)	(16082)

		Capital employed	4280079	3889705

9)	The results for the year ended March 31, 2010, include profit / loss of two subsidiaries, a joint venture company and two associates, considered on the basis of Unaudited Financial Statements, impact of which is not material.

10)	The Consolidated financial results should be read in conjunction with the notes to the individual financial results of the Company for the year ended March 31, 2010.

11)	The Statutory Auditors have carried out an audit of the above results for the year ended March 31, 2010.

The above Results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on May 27, 2010.

Tata Motors Limited

Mumbai, May 27, 2010	Ratan N Tata Chairman

For further press queries please contact Mr Debasis Ray at +91 22 6665 7209 or email at: debasis.ray@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.